Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

June 11, 2025

VIA EDGAR

Re:	LanzaTech Global, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 27, 2025
File No. 001-40282

Jane Park
Katherine Bagley
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Park and Ms. Bagley:

On behalf of LanzaTech Global, Inc. (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Company has prepared Amendment No. 1 to respond to the Staff’s comments in its letter dated June 6, 2025 relating to the Proxy Statement (the “Comment Letter”) and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company, as applicable.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	June 11, 2025

Preliminary Proxy Statement on Schedule 14A filed May 27, 2025
What is the effect of the Special proposals on our stockholders?, page 18

1.We note your disclosure that, if the stockholders approve the proposals in this proxy statement, any Preferred Stock voting cap would fall away and the voting power of the existing holders of Common Stock will decrease. We also note your disclosure on page 10 that the voting rights of the Preferred Stock are capped as described in the Certificate of Designation unless and until the stockholders approve the Nasdaq Listing Rule Proposals. Please revise the “Potential Effects of the Nasdaq Listing Approvals” disclosures on pages 47 and 49 to discuss that the approval of these proposals will result in any Preferred Stock voting cap falling away and why.

The Company has (1) added a cross-reference on page 18 to the additional risk factor disclosure and (2) revised the disclosure on page 49 to add disclosure in response to the Staff’s comment that the approval of the Nasdaq Listing Rule Proposals will result in the voting cap on the Preferred Stock falling away pursuant to the provisions of the Certificate of Designation and the impact that will have on stockholders.

Proposal 4
The Increased Authorized Share Proposal, page 29

2.We note your disclosure that each Warrant is exercisable at a price equal to $0.0000001 per Warrant Share, but the warrants will not be exercisable unless and until, among other things, the Requisite Stockholder Approvals are obtained and you consummate a subsequent financing (the “Conditions to Exercise”). We also note your disclosure that, if the Conditions to Exercise are satisfied, each warrant will be “deemed automatically exercised on a cashless, net-exercise basis.” Therefore, it appears that although the Warrant Shares are exercisable for a nominal amount, the Conditions to Exercise will result in the warrants effectively being exercised only on a cashless basis. Please revise to clarify the significance of the cashless exercise to warrant holders, including whether the cashless exercise will have any impact on the amount of shares per warrant received by each holder.

The Company has revised the discussion on page 32 to provide disclosure that the cashless exercise of the Warrants will result in the Warrant holder receiving approximately the same number of shares of Common Stock as the Warrant Shares due to the nominal exercise price of the Warrant.

3.We refer to your disclosure on page 18 that the issuance of the additional authorized shares pursuant to the Special Proposals will dilute the economic and voting interests of your existing stockholders, including upon the conversion of the preferred stock and upon the issuance of the warrant shares. Please revise to add prominent risk factor disclosure addressing risks associated with the significant potential dilution from the exercise of the Warrants, the issuance of the Warrant Shares, and the issuance of shares underlying a Subsequent Financing to your existing stockholders. The risk factor should also disclose the maximum number of shares that may be issuable upon exercise of the warrants and financing as compared to the number of shares currently outstanding. Please also disclose any risks related to Nasdaq delisting due to the significant dilution of these issuances, if applicable.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	June 11, 2025

The Company has (1) added a cross-reference on page 18 to the additional risk factor disclosure and (2) revised the disclosure on pages 33 through 34 to include the requested disclosure.

Background
Background Regarding a Financing, page 31

4.We note your disclosure that you are actively seeking additional capital and that the Subsequent Financing could result in the issuance of 700,000,000 to 1,200,000,000 shares of Common Stock. We also note your disclosure that the Warrants will not be exercisable unless and until, among other things, you consummate a Financing. Please tell whether you have entered into any agreements for a financing, and the status of any negotiations for a financing, if material. Revise your disclosure accordingly.
The Company has revised the disclosure on page 32 to include that, while the Company has entered into confidentiality agreements with various potential investors, it has not currently entered into any definitive agreements with any investor with respect to a Financing.

Potential Effects of the Increased Authorized Share Amendment, page 32

5.We note your disclosure that, if the Increased Authorized Share Amendment and the Nasdaq Listing Approvals are approved and you issue shares of Common Stock upon exercise of the Warrants and in connection with a Financing, the ownership of your Common Stock will be concentrated in a limited number of holders. To the extent known and estimable, please disclose the potential beneficial ownership concentration and identify the relevant holders. For example, we note your disclosure on page 47 discussing the beneficial ownership and potential beneficial ownership of Khosla Ventures and its affiliates.

The Company has revised the disclosure on pages 34 and 49 to include the additional requested disclosure, including with respect to the beneficial ownership of Khosla Ventures and its affiliates and the potential investors in a Financing. The Company has also revised the disclosure to indicate that, after giving effect to the exercise of the Warrants and the issuance of shares in a Financing and assuming no existing shareholders participate in such Financing, no other shareholder would beneficially own 5% or more of the Common Stock. The Company respectfully advises the Staff that, as the Company has not yet entered into any definitive agreement with respect to a Financing, the identities of any potential investors in any such Financing and their beneficial ownership of shares of Common Stock following such a Financing are not yet known or estimable. The Company has clarified its disclosure to state that a Financing could result in increased concentrated share ownership of its Common Stock, including with respect to existing investors or Khosla Ventures and its affiliates to the extent they participate in such Financing.

* * * * * * *

Please do not hesitate to call me at (212) 455-2303 with any questions or further comments regarding the Proxy Statement or if you wish to discuss any of the above responses.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	June 11, 2025

Very truly yours,

/s/ Marisa Stavenas
Marisa Stavenas

CC:    U.S. Securities and Exchange Commission
     Jane Park
     Katherine Bagley

    LanzaTech Global, Inc.
     Jennifer Holmgren, Ph.D., Chief Executive Officer and Director
     Joseph Blasko, General Counsel and Corporate Secretary